Filed by TC PipeLines, LP
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended.

Subject Company: TC PipeLines, LP
(Commission File No. 001-35358)

Independent Proxy Advisory Firms ISS and Glass Lewis Recommend

TC PipeLines, LP Unitholders Vote “FOR” Proposed Merger with TC Energy

HOUSTON, Feb. 19, 2021 (GLOBE NEWSWIRE) – TC PipeLines, LP (NYSE: TCP) (the Partnership) today announced that both independent proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis & Co. (Glass Lewis) have both now recommended that TCP’s unitholders vote “FOR” the approval of the merger agreement with TC Energy Corporation (TSX, NYSE: TRP) (TC Energy).

Commenting on the reports, the Partnership issued the following statement:

“We are pleased that both ISS and Glass Lewis share our belief that the merger with TC Energy is in the best interests of our unitholders and we strongly urge all holders to follow these recommendations by voting “FOR” the merger at the upcoming special meeting.”

Subject to satisfaction of the remaining closing conditions, including requisite unitholder approval, the parties currently expect to close the transaction during the first quarter of 2021. Upon completion of the merger, TC PipeLines will be an indirect wholly owned subsidiary of TC Energy and will cease to be a publicly held partnership.

TC PipeLines has established a record date of January 15, 2021 and the special meeting date is scheduled for February 26, 2021 at 10:00 a.m. Central Time. In light of the COVID-19 pandemic and to support the well-being of the Partnership’s common unitholders, the special meeting will be held in a meeting format only via live webcast.

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements regarding the potential transaction between TC Energy and TCP, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding TC Energy’s and TCP’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of TC Energy’s and TCP’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite TCP unitholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to TC Energy’s or TCP’s respective businesses; the effect of this communication on the price of TC Energy’s common shares or TCP’s common units; the effects of industry, market, economic, political or regulatory conditions outside of TC Energy’s or TCP’s control; transaction costs; TC Energy’s ability to achieve the benefits from the proposed transaction; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: the impact of downward changes in oil and natural gas prices, including any effects on the creditworthiness of shippers or the availability of natural gas in a low oil price environment; the impact of litigation and other opposition proceedings on the ability to begin work on projects and the potential impact of an ultimate court or administrative ruling to a project schedule or viability; uncertainty surrounding the impact of global health crises that reduce commercial and economic activity, including the recent outbreak of the COVID-19 virus, and the potential impact on the respective businesses of TC Energy and TCP; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the parties’ control; and the potential liability resulting from pending or future litigation. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. TCP assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in TCP’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on TCP’s website at https://www.tcpipelineslp.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov, and in TC Energy’s most recent Annual Report on Form 40-F, as it may be updated from time to time by current reports on Form 6-K all of which are available on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

This communication may be deemed to be solicitation material in respect of the potential transaction. In connection with the potential transaction, on January 22, 2021, TC Energy filed with the SEC an amendment to the registration statement on Form F-4 that was originally filed on January 11, 2021 containing a prospectus of TC Energy and a proxy statement of TCP. The registration statement was declared effective on January 26, 2021, and TCP commenced mailing the definitive proxy statement/prospectus to common unitholders of TCP on or about January 28, 2021. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that TC Energy or TCP filed with the SEC or sent to TCP’s common unitholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TC ENERGY AND TCP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by TC Energy or TCP through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TC Energy will be available free of charge on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and copies of the documents filed with the SEC by TCP will be available free of charge on TCP’s website at https://www.tcpipelineslp.com/investors/reports-and-filings.

TC Energy and TCP, and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of TC Energy is set forth in its Management Information Circular, dated February 27, 2020, which was filed as Exhibit 99.1 to TC Energy’s Current Report on Form 6-K, filed with the SEC on March 16, 2020. Information about the directors and executive officers of TCP is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 20, 2020, and its Current Reports on Form 8-K, filed with the SEC on September 17, 2020 and November 13, 2020. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction is included in the registration statement and proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

About TC PipeLines, LP

TC PipeLines, LP is a Delaware master limited partnership with interests in eight federally regulated U.S. interstate natural gas pipelines which serve markets in the Western, Midwestern and Northeastern United States. The Partnership is managed by its general partner, TC PipeLines GP, Inc., a subsidiary of TC Energy Corporation (NYSE: TRP). For more information about TC PipeLines, LP, visit the Partnership’s website at www.tcpipelineslp.com.

Media Inquiries:

Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Unitholder and Analyst Inquiries:

Rhonda Amundson

877.290.2772

investor_relations@tcpipelineslp.com